Heidi Mayon 650.752.3227 HMayon@goodwinlaw.com	Goodwin Procter LLP 601 Marshall Street Redwood City, CA 94063 goodwinlaw.com T: 650.752.3100 F: 650.853.1038

December 4, 2020

Ms. Katherine Bagley

Office of Trade & Services

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Poshmark, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted November 10, 2020
CIK No. 0001825480

Dear Ms. Bagley:

This letter is submitted on behalf of Poshmark, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 submitted confidentially on November 10, 2020 (the “Draft Registration Statement”), as set forth in your letter dated November 24, 2020 addressed to Manish Chandra, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently submitting an Amended Draft Registration Statement (“Amended Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the recitations of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Amended Draft Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Draft Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and the Amended Draft Registration Statement (marked to show changes from the Draft Registration Statement).

Ms. Katherine Bagley

Securities and Exchange Commission

Amendment No. 1 to Draft Registration Statement on Form S-1, submitted November 10, 2020

Risk Factors

Risks Relating to Our Business

“We rely on AWS to host our mobile app . . .”, page 23

1.

We note your response to comment 5, including that “[w]hile transitioning the cloud infrastructure currently hosted by AWS to alternative providers could potentially be disruptive and the Company may incur significant costs for a short period, it would not cause substantial harm to the Company’s business, financial condition, or results of operations over the longer term.” To provide context for investors regarding the importance of your agreement with AWS to your business, please amend your risk factor disclosure to describe the consequences to you, including significant short-term costs or disruptions, if you were required to transition to another service provider.

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has revised the disclosure on page 24 of the Amended Draft Registration Statement to address the Staff’s comment.

Risks Related to Ownership of Our Class A Common Stock and this Offering

“Our amended and restated bylaws to be effective . . .”, page 43

2.

We note your response to comment 10, but it was not completely responsive to our comment. Please confirm that your amended and restated bylaws will state the extent to which the exclusive forum provision applies to Securities Act and Exchange Act claims, or tell us how you will inform future investors of the provision’s applicability to these types of claims. As a related matter, we note your disclosure on page 128 that “the United States District Court for the Northern District of California shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.” Please amend your risk factor disclosure to include a description of this federal exclusive forum provision, including any risks related to the enforceability of the provision.

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has revised the disclosure on pages 43, 44 and 133 of the Amended Draft Registration Statement to address the Staff’s comment. The Company also confirms to the Staff that its amended and restated bylaws will state the extent to which the exclusive forum provision applies to Securities Act and Exchange Act claims.

Key Factors Affecting Our Performance

Growth and Retention of User Cohorts, page 63

3.

We note your response to comment 14, and your amended disclosure that “[you] combine the 2011-2015 cohorts for ease of presentation and because each annual cohort included in this category exhibits consistent retention above 100% every year.” First, please briefly explain how you calculate “retention” for each cohort, including how the retention rate for any cohort can be above 100%. Further, while the retention rate of each cohort may be related to each cohort’s GMV, your cohort presentation presents GMV for each cohort rather than retention rate. Therefore, it appears that the data presented for the 2011-2015 Cohort is not comparable to the other cohorts. Please disaggregate the data for your 2011-2015 cohorts or remove this data from your graphic. Alternatively, please amend your disclosure to describe how the GMV presented for the 2011-2015 cohort is comparable to the other cohorts presented.

Ms. Katherine Bagley

Securities and Exchange Commission

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it defines retention by evaluating the total GMV in the initial year of a cohort compared to GMV in subsequent years for that particular cohort. For periods in which GMV is equal to or exceeds the initial year, we consider such rate to be 100% retention or more.

The Company also advises the Staff that it has revised the disclosure and graphic on page 64 of the Amended Draft Registration Statement to provide the disaggregated information for the 2012-2015 cohort. The Company has combined the 2012-2015 cohorts for ease of presentation. The Company further advises the Staff that it is no longer presenting 2011 in the combined cohort as the Company was at its inception and such cohort did not represent a full year.

Components of Results of Operations, page 67

4.

We note your response to comment 16. You state that shipping costs included in operations and support are substantially incurred for order losses and cancellations. Please explain why you incur shipping costs for order losses and cancellations.

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that shipping costs incurred for order losses and cancellations are mainly a result of buyers requesting refunds for items received that were not as described by the seller or shipping issues that arise during the delivery process such as damaged or lost items. In such circumstances, the Company incurs not only the cost of the shipping to the buyer but also in certain cases the cost of the return shipping to the seller. As there is no revenue generated from these order losses or cancellations, the shipping costs are presented within operations and support expenses in the consolidated statements of operations. The shipping costs resulting from order losses and cancellations are incurred by the Company at the point of purchase by a buyer, which automatically generates the shipping label used by the seller to ship the item to the buyer. The Company is liable for these shipping costs to the shipping service provider regardless of whether the order is ultimately cancelled.

Ms. Katherine Bagley

Securities and Exchange Commission

5.	We note from your website that you may offer free shipping from time to time on Posh Authenticate. Please tell us how you classify these and other similar free shipping costs you may offer.

RESPONSE: The Company respectfully advises the Staff that the majority of free and discounted shipping relates to shipping to first time buyers (for the year ended December 31, 2019, approximately $4.5 million out of the $5.2 million recorded in marketing expenses was related to first time buyers). This is one of the Company’s buyer incentive programs and as disclosed in the Company’s accounting policies (in footnote 2 on pages F-10 and F-11 of the accompanying consolidated financial statements), amounts of the incentive in excess of cumulative shipping facilitation revenue earned are presented as marketing expenses in the Company’s consolidated statements of operations. We also provide free and discounted shipping (approximately $0.6 million for the year ended December 31, 2019) as part of a joint incentive program with the seller, in which case, as disclosed in the Company’s accounting policies, the free shipping costs will be recorded as a reduction of revenue from the buyer and the amount in excess of cumulative shipping facilitation revenue earned are recorded as a reduction to the fees received from the seller.

Lastly, the Company offers free shipping to buyers under Posh Authenticate (approximately $1.1 million for the year ended December 31, 2019). These free shipping costs are recorded as a reduction to revenue from the buyer, and the amount in excess of cumulative shipping facilitation revenue earned are recorded within operating expenses.

Critical Accounting Policies and Estimates

Stock-Based Compensation

Common Stock Valuation, page 77

6.

We have reviewed your response to comment 18. Please revise your critical accounting policies section of MD&A to explain in further detail how you determined the discount for lack of marketability applied in valuing your stock-based compensation grants for periods prior to your public offering. Also, please revise to disclose the amounts of the discounts for lack of marketability that were used in valuing stock-based compensation grants during each period presented in your financial statements.

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has revised the disclosure on page 83 of the Amended Draft Registration Statement to address the Staff’s comment.

Business

Meet Our Community, page 92

7.

We note that you have included stories about sellers in your filing. Please revise your filing to disclose whether these seller stories were solicited. Also, please advise whether the sellers you have identified have consented to their stories being disclosed in your filing.

Ms. Katherine Bagley

Securities and Exchange Commission

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has revised page 47 of the Amended Draft Registration Statement to address the Staff’s comment. The Company also advises the Staff that the sellers identified in the Draft Registration Statement have consented to their stories being disclosed in its filing.

[Signature Page Follows]

Ms. Katherine Bagley

Securities and Exchange Commission

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3227.

Sincerely,

/s/ Heidi Mayon

Heidi Mayon

cc:	Linda Cvrkel, Securities and Exchange Commission
Lyn Shenk, Securities and Exchange Commission
Mara Ransom, Securities and Exchange Commission
Manish Chandra, Poshmark, Inc.
Anan Kashyap, Poshmark, Inc.
Anthony J. McCusker, Goodwin Procter LLP
Alan Denenberg, Davis Polk & Wardwell LLP
Emily Roberts, Davis Polk & Wardwell LLP